UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CEPTON, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

15673X 101

(CUSIP Number)

Jun Pei

c/o Cepton, Inc.

399 West Trimble Road

San Jose, CA 95131

Telephone: 408-459-7579

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Koito Manufacturing Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,624,741
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,624,741
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,624,741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON OO

Item 1. Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to shares of common stock, par value $0.00001 per share (“Common Stock”), of Cepton, Inc., a Delaware corporation, formerly known as Growth Capital Acquisition Corp. (the “Issuer”). The principal executive offices of the Issuer are located at 399 West Trimble Road, San Jose, CA 95131.

Item 2. Identity and Background

This Schedule 13D is being filed by Koito Manufacturing Co., Ltd., a corporation organized under the laws of Japan (the “Reporting Person”). The Reporting Person’s principal business is the manufacturing and marketing of automotive lighting equipment, aircraft parts, electrical equipment and other products. The business address for the Reporting Person is 4-8-3, Takanawa, Minato-ku, Tokyo 108-8711, Japan.

During the last five years, the Reporting Person was not (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Initial Acquisition of Securities from Legacy Cepton:

The Reporting Person initially acquired shares of Series C Preferred Stock, par value $0.00001 per share (the “Series C Preferred Stock”), of Cepton Technologies, Inc., a Delaware corporation (“Legacy Cepton”), for aggregate consideration of approximately $50.0 million, in February 2020. These shares were purchased using available cash of the Reporting Person. In connection therewith, the Reporting Person entered into an agreement with Legacy Cepton, pursuant to which (among other things) Legacy Cepton granted to the Reporting Person certain first offer rights with respect to sourcing specified sensor components, and the agreement also provides for certain obligations of the Reporting Person and Legacy Cepton to negotiate and enter into a manufacturing and supply agreement upon specified conditions and for a specified customer, and provides for an obligation of the Reporting Person and Legacy Cepton to explore certain potential joint development projects. In addition, as the holder of a majority of the Series C Preferred Stock, pursuant to an investor rights agreement signed in connection with such Series C Preferred Stock purchase, the Reporting Person had the right to appoint one (1) director to the board of directors of Legacy Cepton, subject to specified conditions.

Acquisition of Securities in SPAC Transaction:

Growth Capital Acquisition Corp. (“GCAC”), Legacy Cepton, and GCAC Merger Sub, Inc. (“Merger Sub”) entered into that certain Business Combination Agreement dated August 4, 2021, as amended by the Amendment to the Business Combination Agreement, dated January 21, 2022 (the “BCA”), pursuant to which Merger Sub merged with and into Legacy Cepton effective February 10, 2022 (the “Merger”), with Legacy Cepton surviving the Merger as a wholly owned subsidiary of GCAC upon the closing of the transactions contemplated therein. In connection with the closing of the Merger on February 10, 2022, GCAC filed a Second Amended and Restated Certificate of Incorporation with the Delaware Secretary of State pursuant to which, among other things, the name of GCAC was changed to Cepton, Inc.

Immediately prior to the effective time of the Merger, each issued and outstanding share of Class F stock of Legacy Cepton and of each series of preferred stock of Legacy Cepton (including the Series C Preferred Stock) was automatically converted into shares of common stock of Legacy Cepton (“Legacy Cepton Common Stock”). At the effective time of the Merger, each issued and outstanding share of Legacy Cepton Common Stock was converted into the right to receive 2.449 shares of Common Stock. In addition, each issued and outstanding share of Legacy Cepton Common Stock received a contingent right to receive a pro rata portion of (i) 7,000,000 shares of Common Stock, issuable (a) if the closing share price of the Common Stock equals or exceeds $15.00 per share for any 20 trading days within any consecutive 30-trading day period that occurs after the closing date of the Merger and on or prior to the three-year anniversary of the closing date of the Merger (the “$15.00 Share Price Milestone”) or (b) upon a change in control of the Issuer, as provided in the BCA, and (ii) an additional 6,000,000 shares of Common Stock, issuable (a) if the closing share price of the Common Stock equals or exceeds $17.50 per share for any 20 trading days within any consecutive 30-trading day period that occurs after the closing date of the Merger and on or prior to the three-year anniversary of the closing date of the Merger (the “$17.50 Share Price Milestone”) or (b) upon a change in control of the Issuer, as provided in the BCA.

Immediately prior to the Merger, all of the shares of Series C Preferred Stock, including such shares held by the Reporting Person, were automatically converted into Legacy Cepton Common Stock, and pursuant to the transactions contemplated by the BCA, per the process described in the immediately preceding paragraph, such shares of Legacy Cepton Common Stock held by the Reporting Person were converted into (i) 14,624,741 shares of Common Stock and (ii) the contingent right to receive up to an aggregate of 1,340,165 shares of Common Stock.

In connection with the Merger, the Reporting Person entered into a Subscription Agreement dated August 4, 2021, by and between GCAC and the Reporting Person (the “Subscription Agreement”), as amended by the Amendment to the Subscription Agreement, dated February 3, 2022 (the “Subscription Agreement Amendment”), pursuant to which, among other things, the Reporting Person subscribed to purchase 5,000,000 shares of Common Stock for a purchase price of $10.000 per share, which shares were issued immediately prior to the effective time of the Merger (the “PIPE Investment”). The total consideration paid by the Reporting Person (which funds were obtained from the available cash of the Reporting Person) for these shares was $50,000,000.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Person acquired the securities reported herein for investment purposes, and to further align the business interests between Legacy Cepton and the Reporting Person in connection with the commercial arrangements mentioned above and below. The Reporting Person intends to evaluate this investment in the Issuer and options with respect to such investment on an ongoing basis. The Reporting Person may acquire additional shares of Common Stock and/or other securities of the Issuer from time to time, and may dispose of any or all of such shares of Common Stock or other securities held or beneficially owned by the Reporting Person at any time, subject to that certain Confidentiality and Lock-up Agreement, dated August 4, 2021, by and between the Reporting Person and GCAC (the “Confidentiality and Lock-up Agreement”). From time to time, the Reporting Person may engage in discussions with the Issuer’s board of directors (the “Board’) and/or members of the Issuer’s management team concerning, without limitation, potential strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Issuer and other matters concerning the Issuer.

The Reporting Person reserves the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)

The Reporting Person directly owns 19,624,741 shares of Common Stock, representing approximately 12.7% of the Issuer’s issued and outstanding shares of Common Stock (based on 154,048,001 shares of Common Stock outstanding as of February 10, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 11, 2022).

(b)	The Reporting Person has the sole power to vote and dispose of 19,624,741 shares of Common Stock. The Reporting Person has the shared power to vote or dispose of zero (0) shares of Common Stock.

(c)	Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Person during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Contemporaneously with the execution and delivery of the BCA, GCAC and certain of the Legacy Cepton stockholders entered into the Confidentiality and Lock-up Agreement, pursuant to which, among other things, such stockholders agreed not to effect any sale or distribution of any shares held by any of them during the 180-day lock-up period, subject to (i) early release upon certain corporate transactions and (ii) certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Confidentiality and Lock-up Agreement. The Reporting Person is a party to the Confidentiality and Lock-up Agreement.

Contemporaneously with the execution and delivery of the BCA, GCAC, Legacy Cepton, and certain of the GCAC stockholders and Legacy Cepton stockholders entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things, certain parties are provided the right to demand registrations, piggy-back registrations and shelf registrations with respect to certain registrable securities, including shares of Common Stock issued pursuant to the PIPE Investment. The Reporting Person is a party to the Registration Rights Agreement.

Contemporaneously with the execution and delivery of the BCA, GCAC, Legacy Cepton and certain Legacy Cepton stockholders entered into a Stockholder Support Agreement (the “Stockholder Support Agreement”), whereby the Legacy Cepton stockholders agreed, among other things, to vote all of their shares of Legacy Cepton Common Stock and Legacy Cepton preferred stock in favor of the Merger and the adoption of the BCA. Additionally, such stockholders agreed not to (prior to any termination of the Stockholder Support Agreement) (a) transfer any of their shares of Legacy Cepton Common Stock and Legacy Cepton preferred stock (or enter into any contract or option with respect thereto) or (b) enter into any voting arrangement that is inconsistent with the Stockholder Support Agreement. The Reporting Person is a party to the Stockholder Support Agreement.

Contemporaneously with the closing of the Merger, the Reporting Person entered into the Subscription Agreement, as amended by the Subscription Agreement Amendment, pursuant to which, among other things, the Reporting Person subscribed to purchase 5,000,000 shares of Common Stock for a purchase price of $10.00 per share, which shares were issued immediately prior to the effective time of the Merger. The total consideration paid by the Reporting Person for these shares was $50,000,000.

Takayuki Katsuda serves on the board of directors of the Reporting Person. On February 10, 2022, in connection with the closing of the Merger, the Issuer entered into an indemnification agreement with Mr. Katsuda, which requires the Issuer to indemnify Mr. Katsuda for certain expenses, including reasonable attorneys’ fees, incurred in actions or proceedings arising out of his service as a director of the Issuer, subject to certain conditions. There is otherwise no contract, arrangement or understanding between the Reporting Person and the Issuer relating to Mr. Katsuda’s service as a director of the Issuer. Mr. Katsuda has no power to vote or dispose of any shares of Common Stock held by the Reporting Person.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons with respect to the securities of the Issuer.

Item 7. Materials to Be Filed as Exhibits

Exhibit Number	Description of Exhibit

99.1	Business Combination Agreement dated August 4, 2021, by and among GCAC, Merger Sub, and Legacy Cepton (filed as Exhibit 2.1 to GCAC’s Current Report on Form 8-K filed with the SEC on August 5, 2021, and incorporated herein by reference).

99.2	Amendment to Business Combination Agreement, dated as of January 21, 2022, by and among GCAC, Merger Sub and Legacy Cepton (filed as Exhibit 2.1 to GCAC’s Current Report on Form 8-K filed with the SEC on January 24, 2022, and incorporated herein by reference).

99.3	Form of Subscription Agreement (filed as Exhibit 10.6 to GCAC’s Current Report on Form 8-K filed with the SEC on August 5, 2021, and incorporated herein by reference).

99.4	Form of PIPE Subscription Agreement Amendment (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 11, 2022, and incorporated herein by reference).

99.5	Form of Confidentiality and Lock-up Agreement (filed as Exhibit 10.3 to GCAC’s Current Report on Form 8-K filed with the SEC on August 5, 2021, and incorporated herein by reference).

99.6	Form of Amended and Restated Registration Rights Agreement (filed as Exhibit 10.2 to GCAC’s Current Report on Form 8-K filed with the SEC on August 5, 2021, and incorporated herein by reference).

99.7	Form of Stockholder Support Agreement by and among GCAC, Legacy Cepton and the stockholders of Legacy Cepton party thereto (filed as Exhibit 10.1 to GCAC’s Current Report on Form 8-K filed with the SEC on August 5, 2021, and incorporated herein by reference).

99.8	Form of Director and Officer Indemnification Agreement (filed as Exhibit 10.7 to Issuer’s Current Report on Form 8-K filed with the SEC on February 11, 2022, and incorporated herein by reference).

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2022

KOITO MANUFACTURING CO., LTD.

By:	/s/ Hideharu Konagaya
Name:	Hideharu Konagaya
Title:	Senior Managing Director